UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NeoGenomics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64049M209

(CUSIP Number)

Stephen Kanousky

General Counsel, GE Healthcare Life Sciences

General Electric Company

350 Campus Drive

Marlborough, Massachusetts 01752-3082

(414) 721-2200

With a copy to:

Stephen D. Cooke

Paul Hastings LLP

695 Town Center Drive, Seventeenth Floor

Costa Mesa, CA 92926

(714) 668-6264

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 64049M209

1.	NAME OF REPORTING PERSON General Electric Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 64049M209

1.	NAME OF REPORTING PERSON GE Medical Systems Information Technologies, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.: 64049M209

1.	NAME OF REPORTING PERSON GE Medical Holding AB
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) jointly filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2015 by (i) General Electric Company, a New York corporation (“General Electric”), (ii) GE Medical Systems Information Technologies, Inc., a Wisconsin corporation (“GE InfoTech”) and (iii) GE Medical Holding AB, a private limited company (privat aktiebolag) organized under the laws of the Kingdom of Sweden (Reg. No. 556648-9315) (“GE Medical”), relating to the common stock, par value $0.001 per share (“Common Shares”), of NeoGenomics, Inc., a Nevada corporation (“NeoGenomics”). As described in the Original Schedule 13D, GE Medical is a wholly owned subsidiary of GE InfoTech, which is in turn a wholly owned subsidiary of General Electric.

The Original Schedule 13D was filed by General Electric, GE InfoTech and GE Medical (collectively the “GE Parties”) to report beneficial ownership of approximately 7.7% of the outstanding Common Shares solely because GE Medical entered into individual Voting Agreements, dated as of October 20, 2015 (collectively, the “Voting Agreements”), with each of the executive officers and directors of NeoGenomics listed on Schedule B to the Original Schedule 13D (the “Supporting Stockholders”). The Voting Agreements were entered into in connection with GE Medical’s entry into a Stock Purchase Agreement, dated as of October 20, 2015 (the “Purchase Agreement”), with NeoGenomics and NeoGenomics Laboratories, Inc., a wholly owned subsidiary of NeoGenomics (“NeoGenomics Laboratories”), pursuant to which NeoGenomics (through NeoGenomics Laboratories) agreed to acquire from GE Medical all of the issued and outstanding shares of common stock, par value $0.01 per share, of Clarient, Inc., a wholly owned subsidiary of GE Medical, in exchange for (i) cash consideration of $80.0 million, (ii) 15,000,000 Common Shares and (iii) 14,666,667 shares of Series A convertible preferred stock, par value $0.001 per share (“Preferred Shares”), of NeoGenomics, as such number of Preferred Shares may be adjusted pursuant to the terms of the Purchase Agreement (collectively, the “Transaction”).

This Amendment No. 1 is being filed by the GE Parties because, on December 21, 2015, the stockholders of NeoGenomics approved at a special meeting of stockholders various proposals related to the Transaction (such proposals are referred to herein as the “Transaction Proposals”). As a result of the approval of the Transaction Proposals, the Voting Agreements terminated on December 21, 2015 in accordance with their terms. Upon the termination of the Voting Agreements, none of the GE Parties has beneficial ownership over any Common Shares (including Common Shares underlying unexercised options, warrants and other rights) owned by the Supporting Stockholders and previously subject to the Voting Agreements.

Pursuant to Rule 13d-4 of the Exchange Act, each of the GE Parties expressly declares that neither the filing of this Amendment No. 1 or the Original Schedule 13D, nor any of their respective contents, shall be deemed to constitute an admission by General Electric, GE InfoTech or GE Medical, as applicable, that it is or was the beneficial owner of any of the Common Shares held by the Supporting Stockholders for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Any capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Schedule 13D.

ITEM 1.	Security and Issuer.

There has been no change to the information disclosed in Item 1 of the Original Schedule 13D.

ITEM 2.	Identity and Background.

Schedule A to this Amendment No. 1 is hereby amended and restated in the form attached hereto, which is incorporated herein by reference. In all other respects, there has been no change to the information disclosed in Item 2 of the Original Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration.

There has been no change to the information disclosed in Item 3 of the Original Schedule 13D.

ITEM 4.	Purpose of Transaction.

The section “Voting Agreements” in Item 4 of the Original Schedule 13D is hereby amended to add the following paragraph:

On December 21, 2015, NeoGenomics stockholders approved the Transaction Proposals which in turn resulted in the termination of the Voting Agreements in accordance with their terms.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a)-(b), (e) As a result of the termination of the Voting Agreements, on December 21, 2015, the GE Parties ceased to have beneficial ownership over any Common Shares; therefore, none of the GE Parties has voting or dispositive power over any Common Shares.

In addition, to the best of each of GE Parties’ knowledge, each of its executive officers and directors does not beneficially own any Common Shares.

(c) Except as otherwise disclosed herein, each of GE Parties has not, and, to the best of each of GE Parties’ knowledge, each of the persons listed in Schedule A hereto has not, effected any transaction in Common Shares during the past 60 days.

(d) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There has been no change to the information disclosed in Item 6 of the Original Schedule 13D.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Stock Purchase Agreement, dated as of October 20, 2015, by and between GE Medical Holding AB, NeoGenomics Laboratories, Inc. and NeoGenomics, Inc. (incorporated by reference to Exhibit 99.1 of the statement on Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.2	Form of Voting Agreement, dated as of October 20, 2015, by and between GE Medical Holding AB and each Supporting Stockholder (incorporated by reference to Exhibit 99.2 of the statement on Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.3	Form of Investor Board Rights, Lock-up and Standstill Agreement, to be entered into by and among NeoGenomics, Inc., GE Medical Holding AB and General Electric Company (incorporated by reference to Exhibit 99.3 of the statement on Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.4	Form of Lock-Up Agreement, dated as of October 20, 2015, by and among, NeoGenomics, Inc., GE Medical Holding AB and each of Douglas M. VanOort and Steven C. Jones (incorporated by reference to Exhibit 99.4 of the statement on Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.5	Form of Registration Rights Agreement, to be entered into by and between NeoGenomics, Inc. and GE Medical Holding AB (incorporated by reference to Exhibit 99.5 of the statement on Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.6	Joint Filing Agreement, dated as of October 30, 2015, by and among General Electric Corporation, GE Medical Systems Information Technologies, Inc. and GE Medical Holding AB (incorporated by reference to Exhibit 99.6 of the statement on Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.7	Power of Attorney (incorporated by reference to Exhibit 99.7 of the statement on Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.8	Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2015

GENERAL ELECTRIC COMPANY

By:	/s/ Raúl Grable
Name:	Raúl Grable
Title:	Attorney-in-Fact*

* Duly authorized under Power of Attorney referenced hereto as Exhibit 99.7

GE MEDICAL SYSTEMS INFORMATION TECHNOLOGIES, INC.

By:	/s/ Raúl Grable
Name:	Raúl Grable Attorney-in-Fact*

* Duly authorized under Power of Attorney referenced hereto as Exhibit 99.8

GE MEDICAL HOLDING AB

By:	/s/ Travis Lacey
Name:	Travis Lacey
Title:	Authorized Signatory

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF GENERAL ELECTRIC COMPANY

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of General Electric Company are set forth below. The business address of each director and executive officer of General Electric Company is 3135 Easton Turnpike, Fairfield, Connecticut 06828-0001. All of the individuals listed below are citizens of the United States of America other than W. Geoffrey Beattie and Andrea Jung, who are citizens of Canada. Marijin E. Dekkers is also a citizen of the Netherlands.

Name	Present Principal Occupation or Employment

W. Geoffrey Beattie	Chief Executive Officer, Generation Capital, Toronto, Canada. Director of General Electric Company.

John J. Brennan	Chairman Emeritus and Senior Advisor, The Vanguard Group, Malvern, Pennsylvania. Director of General Electric Company.

James I. Cash, Jr.	Emeritus James E. Robison Professor of Business Administration, Harvard Business School, Boston, Massachusetts. Director of General Electric Company.

Francisco D’Souza	Chief Executive Officer, Cognizant Technology Solutions Corporation, Teaneck, New Jersey. Director of General Electric Company.

Marijin E. Dekkers	Chairman of the Board of Management, Bayer, Leverkusen, Germany. Director of General Electric Company.

Susan J. Hockfield	President Emerita and Professor of Neuroscience, the Massachusetts Institute of Technology, Cambridge, Massachusetts. Director of General Electric Company.

Jeffrey R. Immelt	Chairman of the Board and Chief Executive Officer, General Electric Company, Fairfield, Connecticut. Director of General Electric Company.

Andrea Jung	President, Chief Executive Officer and Director, Grameen America, New York, New York. Director of General Electric Company.

Robert W. Lane	Former Chairman of the Board and Chief Executive Officer, Deere & Company, Moline, Illinois. Director of General Electric Company.

Rochelle B. Lazarus	Chairman Emeritus and former Chief Executive Officer, Ogilvy & Mather Worldwide, New York, New York. Director of General Electric Company.

James J. Mulva	Former Chairman of the Board, President and Chief Executive Officer, ConocoPhillips, Houston, Texas. Director of General Electric Company.

James E. Rohr	Former Chairman and Chief Executive Officer, PNC Financial Services Group, Pittsburgh, Pennsylvania. Director of General Electric Company.

Mary L. Schapiro	Vice Chairman, Advisory Board of Promontory Financial Group and former Chairman, U.S. Securities and Exchange Commission, Washington D.C. Director of General Electric Company.

Name	Present Principal Occupation or Employment

Robert J. Swieringa	Professor Emeritus of Accounting and former Anne and Elmer Lindseth Dean, S.C. Johnson Graduate School of Management, Cornell University, Ithaca, New York. Director of General Electric Company.

James S. Tisch	President and Chief Executive Officer, Loews Corporation, New York, New York. Director of General Electric Company.

Douglas A. Warner III	Former Chairman of the Board, J.P. Morgan Chase, The Chase Manhattan Bank, and Morgan Guaranty Trust Company, New York, New York. Director of General Electric Company.

Jeffrey S. Bornstein	Senior Vice President and Chief Financial Officer of General Electric Company.

Elizabeth J. Comstock	Vice Chairman, Business Innovations of General Electric Company.

Alex Dimitrief	Senior Vice President and General Counsel of General Electric Company.

Jan R. Hauser	Vice President, Controller and Chief Accounting Officer, General Electric Company.

Daniel C. Heintzelman	Vice Chairman, Enterprise Risk and Operations of General Electric Company.

Susan P. Peters	Senior Vice President, Human Resources of General Electric Company.

John G. Rice	Vice Chairman, President and Chief Executive Officer, Global Growth Organization of General Electric Company.

Keith S. Sherin	Vice Chairman of General Electric Company and Chairman and Chief Executive Officer of GE Capital.

DIRECTORS AND EXECUTIVE OFFICERS OF GE MEDICAL SYSTEMS INFORMATION TECHNOLOGIES, INC.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of GE Medical Systems Information Technologies, Inc. are set forth below. The business address of each director and executive officer of GE Medical Systems Information Technologies, Inc. is 8200 West Tower Avenue, Milwaukee, Wisconsin 53223. Thierry Leclercq is a citizen of France and Peter Logan is a citizen of the United States of America.

Name	Present Principal Occupation or Employment

Thierry Leclercq	President and Chief Executive Officer, GE Healthcare Life Solutions. Sole Director, President and Chief Executive Officer, GE Medical Systems Information Technologies, Inc.

Peter Logan	Chief Financial Officer, GE Healthcare Life Solutions. Vice President, Finance, Chief Financial Officer and Treasurer, GE Medical Systems Information Technologies, Inc.

DIRECTORS AND EXECUTIVE OFFICERS OF GE MEDICAL HOLDING AB

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of GE Medical Holding AB are set forth below. The business address of each director and executive officer of GE Medical Holding AB is Björkgatan 30, 75184 Uppsala, Sweden. Nathan Winters is a citizen of the United States of America, Martin Wilkinson is a citizen of the United Kingdom, and Jan Erneberg and Ann-Christine Löfgren are citizens of Sweden.

Name	Present Principal Occupation or Employment

Jan Erneberg	General Manager, Operations, GE Healthcare Life Sciences, Executive Officer and Director of GE Medical AB.

Ann-Christine Löfgren	Controller, GE Healthcare Life Sciences BioProcessing, Executive Officer and Director of GE Medical Holding AB.

Martin Wilkinson	Treasurer, GE Healthcare Life Sciences, Executive Officer and Director of GE Medical Holding AB.

Nathan Winters	Chief Financial Officer, GE Healthcare Life Sciences BioProcessing, Executive Officer and Director of GE Medical Holding AB.

INDEX OF EXHIBITS

Exhibit 99.1	Stock Purchase Agreement, dated as of October 20, 2015, by and between GE Medical Holding AB, NeoGenomics Laboratories, Inc. and NeoGenomics, Inc. (incorporated by reference to Exhibit 99.1 of the statement on Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.2	Form of Voting Agreement, dated as of October 20, 2015, by and between GE Medical Holding AB and each Supporting Stockholder (incorporated by reference to Exhibit 99.2 of the statement on Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.3	Form of Investor Board Rights, Lock-up and Standstill Agreement, to be entered into by and among NeoGenomics, Inc., GE Medical Holding AB and General Electric Company (incorporated by reference to Exhibit 99.3 of the statement on Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.4	Form of Lock-Up Agreement, dated as of October 20, 2015, by and among, NeoGenomics, Inc., GE Medical Holding AB and each of Douglas M. VanOort and Steven C. Jones (incorporated by reference to Exhibit 99.4 of the statement on Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.5	Form of Registration Rights Agreement, to be entered into by and between NeoGenomics, Inc. and GE Medical Holding AB (incorporated by reference to Exhibit 99.5 of the statement on Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.6	Joint Filing Agreement, dated as of October 30, 2015, by and among General Electric Corporation, GE Medical Systems Information Technologies, Inc. and GE Medical Holding AB (incorporated by reference to Exhibit 99.6 of the statement on Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.7	Power of Attorney (incorporated by reference to Exhibit 99.7 of the statement on Schedule 13D filed by General Electric Company on October 30, 2015).

Exhibit 99.8	Power of Attorney